One Williams Center
P.O. Box 2400, MD 35-8
Tulsa, OK 74102-2400
(918) 573-2164

January 14, 2010

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:     Apco Oil and Gas International Inc., f/k/a Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 16, 2009
File No. 0-08933

Dear Ms. Parker:

On behalf of Apco Oil and Gas International Inc. (the “Company”), set forth below is our response to the eleven comments by the staff of the Division of Corporation Finance received by letter dated November 30, 2009:

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

1.  Please expand your disclosure to discuss your relationship to The Williams Companies (“Williams”).  In this regard, we note that you do not discuss the 68.96 percentage ownership of your outstanding ordinary shares until page 49.  In your expanded disclosure, please also discuss the administrative services agreement, whereby you pay management services, overhead allocation, rent, general and administrative expenses, insurance, internal audit services, and purchases of materials and supplies to this affiliated party.

Response:

In Part I of our future annual reports on Form 10-K, we will include a discussion of our relationship with Williams, substantively as follows:

The Williams Companies, Inc. (“Williams”) indirectly owns 68.96 percent of our outstanding ordinary shares.  Please read “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.”  Our executive officers are employees of Williams and some of our directors are employees of Williams.  In addition, Williams provides certain other corporate level services to us, such as insurance, internal audit services, office supplies, office space, and computer support, pursuant to an administrative services agreement.  Please read “Certain Relationships and Related Party Transactions, and Director Independence — Transactions with Related Persons — Administrative Services Agreement.”

2.  Please include risk factor discussion regarding the control exercised by Williams with respect to your business and corporate governance.

Response:

Our future annual reports on Form 10-K will include additional risk factors substantively as follows:

Williams effectively controls the outcome of actions requiring the approval of our shareholders and there is a risk that Williams’ interests will not be consistent with the interests of our other shareholders.

Williams beneficially owns approximately 68.96 percent of our outstanding ordinary shares.  In addition, our executive officers are employees of Williams and three of our seven directors are employees of Williams.   Therefore, Williams (a) has the ability to exert substantial influence and actual control over our management policies and affairs, such as our business strategy, purchase or sale of assets, financing, business combinations, and other company transactions, (b) controls the outcome of any matter submitted to our shareholders, including amendments to our memorandum of association and articles of association, and (c) has the ability to elect or remove all of our directors.  There is a risk that the interests of Williams and its other affiliates will not be consistent with the interests of our other shareholders.  In general, our shareholders do not have an obligation to consider the interests of other shareholders when voting their shares.

We also do not have the same level of corporate governance that we would otherwise have if we were not a controlled company.  Additionally, Williams and its other affiliates could make it more difficult for us to raise capital by selling shares or for us to use our shares in connection with acquisitions or other business arrangements.  Williams could also adversely affect the market price of our shares by selling its shares.  This concentrated ownership also might delay or prevent a change in control and may impede or prevent transactions in which shareholders might otherwise receive a premium for their shares.

3.  Please also add risk factor discussion relating to the fact that you are managed by the employees of Williams, that all of your executive officers are employees of Williams and that your executive officers are compensated directly by Williams rather than by you.  Discuss the fiduciary duties as they relate to your management and the risks when conflicts of interests arise between you and Williams, and how these are resolved.  Please also include discussion that you are a “controlled company” as defined by the rules of the The Nasdaq Stock Market and therefore are not subject to the requirements of The Nasdaq Stock Market that would otherwise require you to have (1) a majority of independent directors on the board, (2) a compensation committee composed solely of independent directors, (3) a nominating committee composed solely of independent directors, (4) compensation of the company’s executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (5) director nominees selected, or recommended for board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.  Please also provide risk factor discussion that your Chairman and CEO also serves as an executive of Williams.

Response:

Our future annual reports on Form 10-K will include additional risk factors substantively as follows:

Because we are a “controlled company” as defined by the rules of The Nasdaq Stock Market, we are not required to have the same level of corporate governance that we would otherwise have if we were not a controlled company.

We are a “controlled company” as defined by the rules of The Nasdaq Stock Market because Williams indirectly owns approximately 69 percent of our ordinary shares. Therefore, we are not subject to the requirements of The Nasdaq Stock Market that would otherwise require us to have (a) a majority of independent directors on the board of directors, (b) the compensation of executive officers determined by a majority of independent directors or a compensation committee composed solely of independent directors, and (c) a majority of the independent directors or a nominating committee composed solely of independent directors elect or recommend director nominees for selection by the board of directors.

Notwithstanding the foregoing, our board of directors is currently composed of a majority of independent directors and the board of directors has established a nominating committee, of which all of the current members are independent directors.  However, our board of directors does not have a compensation committee or any other committees performing similar functions.  Compensation decisions for our executive officers are made by Williams and compensation decisions affecting our directors who are not employees of Williams are made by all of the members of the board of directors.  Please read “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence — Transactions with Related Persons — Administrative Services Agreement.” Therefore, we do not have the same level of corporate governance that we would otherwise have if we were not a controlled company.

Williams and its affiliates may have conflicts of interest with us and they may favor their own interests to the detriment of our other shareholders.  In addition, our executive officers and some of our directors are also officers and/or directors of Williams and/or its other affiliates, and these persons also owe fiduciary duties to those entities.

While we believe our relationship with Williams and its affiliates is a beneficial attribute, Williams and its affiliates may have conflicts of interest with us and they may favor their own interests to the detriment of our other shareholders.  In general, our shareholders, including Williams, do not have an obligation to consider the interest of other shareholders when voting their shares.

Williams could engage in businesses that directly or indirectly compete with us without any obligation to offer us those opportunities.   In addition, although our officers and directors have an obligation to act in our best interest, our executive officers and some of our directors are also officers and/or directors of Williams and/or its other affiliates, and these persons also owe fiduciary duties to those entities.  For example, our chief executive officer and the chairman of our board of directors is also an executive officer of Williams.  We also have business relationships with Williams, including an administrative services agreement pursuant to which Williams provides us with certain administrative and management services.  The audit committee of our board of directors reviews and approves these related party transactions on an on-going basis.  When reviewing such transactions, the audit committee must consider whether the transaction is bona fide and in our best interest and must exercise the powers vested in them for the purpose in which they were conferred and not for a collateral purpose.  Please read “Certain Relationships and Related Party Transactions, and Director Independence — Transactions with Related Persons and — Review, Approval or Ratification of Transactions with Related Persons.”

Our executive officers and certain other persons who provide services to us at our headquarters office are employees of Williams and we rely on Williams to provide us with certain administrative services.  The loss of any of these persons or administrative services could have a materially adverse effect on our business and results of operations.

Our executive officers and certain other persons who provide services to us pursuant to an administrative services agreement are employees of Williams.  Any service provided under the agreement may be terminated by either us or Williams upon 60 days prior written notice.  The loss of any of our key executive officers or other management personnel could have a material adverse effect on our business unless and until we find a qualified replacement.  A limited number of persons exist with the requisite experience and skills to serve in our senior management positions and competition for the services of such persons is intense.  We may not be able to locate or employ qualified executives or other key employees at a cost competitive with the amounts paid to Williams for the services of these persons.

Williams also provides certain other services to us, such as insurance, internal audit services, office supplies, office space, and computer support, pursuant to the administrative services agreement.  Please read “Certain Relationships and Related Party Transactions, and Director Independence — Transactions with Related Persons — Administrative Services Agreement.”  If Williams did not provide these services, we would be required to provide these services ourselves or to obtain substitute arrangements with third parties.  Our cost to replace such services may be significantly higher than the cost we currently pay.  In addition, the failure to replace these services in a timely and effective fashion could have a material adverse effect on our business, including our ability to comply with our financial reporting requirements and other rules that apply to public companies.

4.  We note that sales to a refinery owned by Petrobras Energia represent 76.5% of your total operating revenues.  Please discuss your dependence on any single customer or a few customers.  See Item 101(c)(vii) of Regulation S-K.

Response:

In Part I of our 2008 annual report on Form 10-K, we provide a brief description of how we sell our crude oil production in the section “Marketing – Oil Markets” on page 7.  We discuss how our oil is sold in the Argentine domestic market or exported.  We also include the following paragraph with emphasis on the bold, underlined text:

“The Argentine domestic refining market is small, and basically consists of five active refiners. As a result, the Company’s oil sales have historically depended on a relatively small group of customers. The largest of these five companies refines mostly its own crude oil production, while the smallest of the five operates only in the northwest basin of Argentina. Decisions to sell to these customers are based on advantages presented by the commercial terms negotiated with each customer. Refer to Note 65, of Notes to Consolidated Financial Statements, for a description of the Company’s major customers over the last three years.”

In addition, we include the following discussion on page 14 in our Risk Factors to highlight a risk in margins obtained by different customers in the Argentine market:

Our oil sales have historically depended on a relatively small group of customers.  The lack of competition for buyers could result in unfavorable sales terms which, in turn, could adversely affect our financial results.

The Argentine domestic refining market is small.  There are five active refiners that constitute 99 percent of the total market.  As a result, our oil sales have historically depended on a relatively small group of customers.  The largest of these five companies refines mostly its own crude oil production, while the smallest of the five operates only in the northwest basin of Argentina.  During 2008, we sold nearly all of our Neuquén basin oil production, which constitutes more than 90 percent of our total oil production, to a refinery owned by Petrobras Energía.  The lack of competition in this market could result in unfavorable sales terms which, in turn, could adversely affect our financial results.

The intention of our disclosures was that although we depend on a limited group of customers, our crude oil production is a commodity which can be sold domestically or exported from Argentina, and the implication of depending on a limited group of customers is mainly differences in prices and a potential lack of competition in the domestic market.  In order to clarify this point, in Part I of our future annual reports on Form 10-K, we will include additional discussion to state that we do not believe that the loss of Petrobras Energía as a customer would have a material adverse effect on the Company, substantively as follows:

Although our oil sales have historically depended on a relatively limited group of customers, we do not believe that the loss of Petrobras Energía as a customer would have a material adverse effect on the Company.  As previously discussed, crude oil produced in the Entre Lomas region of the Neuquén basin, referred to as Medanito crude oil, is a high quality oil generally in strong demand among Argentine refiners.  Our crude oil production can be marketed to other refiners or exported, but we have sold a significant amount of our production to Petrobras Energía over the past several years as we have been able to negotiate competitive prices with that particular customer.

Engineering Comments

Risk Factors, page 11

5.  We note that you report your natural gas reserves in equivalent barrels of oil.  We also note that your average natural gas sales price is only $1.45 per thousand cubic feet as the price is controlled by the Argentine government.  Therefore, it appears that the value of your equivalent barrel of oil of approximately $8.70 is significantly lower than the price of a barrel of oil.  Please add disclosure within your risk factors and/or other pertinent sections of your document to disclose this fact.

Response:

We have reviewed our 2008 annual report on Form 10-K and cannot find any reference to our natural gas reserves in barrels of oil equivalent.

On pages 61 and 62 we report our Oil and Natural Gas Reserves.  Page 61 has a three year table reporting our proved oil, condensate and plant products in millions of barrels.  Page 62 has a three year table reporting our natural gas reserves in billions of cubic feet.  On pages 7 and 8, we discuss market prices for oil and natural gas in Argentina.  On pages 27 through 29, we describe the impact the Argentine government has on the sales prices of oil and natural gas.  Throughout the document we are careful to make the distinction between our oil prices per barrel and our natural gas prices per thousand cubic feet.  In summary, we believe there is ample information in our annual report on Form 10-K for the reader to understand our oil and natural gas reserves and their respective unit prices and values.  Therefore, we believe that no further discussion is required to explain that the caloric equivalent of natural gas is priced significantly lower than the price of oil in Argentina.

General Business Review, page 23

6.  Although you provide some details such as nature of your interests in the descriptions of your principal fields and concessions, you do not provide such key information as production or reserve amounts.  Please revise your disclosure to provide all of the information, such as production and reserves and all other information, required by Instruction 3 to Item 102 of Regulation S-K.

Response:

In our 2008 annual report on Form 10-K, we explain that our Neuquén basin production accounts for over 90 percent of our total oil revenues (which calculates to 73 percent of our total operating revenues).  However, as our Company continues to grow and expand into other basins and countries, we propose to revise our future annual reports on Form 10-K to provide such additional production and reserves information as required by Item 102 of Regulation S-K.

7.  Please tell us if any of your reserves are scheduled to be produced beyond the terms of their current license.  If so, tell us the amount of reserves per license that are scheduled to be produced beyond the license and how long beyond each of the current licenses is needed to recover all of the reserves classified as proved.  Tell us the percent of your total oil and gas reserves that are scheduled to be produced beyond the terms of their license and why you believe these reserves represent proved reserves.

Response:

Our proved reserves do not include those reserves scheduled to be produced beyond their current concession terms.

On page 30 of our 2008 annual report on Form 10-K, we state:

“The Company’s proved reserves are limited to the concession life, or generally until 2016, even though a concession’s term can be extended for 10 years with the consent of the Argentine government.”

We propose to add a similar statement to our disclosures in the Supplemental Oil and Gas Information as appropriate in future annual reports on Form 10-K.

Tierra del Fuego, page 24

8.  Please tell us the status of the pipeline that the Argentine government is building from the Tierra del Fuego Island to the mainline that you expect to utilize for transport of your natural gas reserves on that island to a market.  Explain to us the effect that this pipeline will have on your operations and if you have entered into binding agreements with the Argentine government to access this pipeline and, if so, what are the terms of the agreement.

Response:

At the time of filing our 2008 annual report on Form 10-K in March of 2009, the government of Argentina was “leading” plans to construct a second pipeline to cross the Strait of Magellan, but financing for the project and who would build the pipeline had not been determined.  Those issues were resolved later in 2009 and construction of the pipeline began in the fourth quarter of 2009.

As we note in our 2008 annual report on Form 10-K, the pipeline should provide more physical capacity to transport natural gas from the island of Tierra del Fuego, where gas reserves are plentiful, to the Argentine continent, where there is a shortage of natural gas.  Currently, the lack of pipeline capacity to deliver gas from the island to the continent suppresses the prices received for all producers on the island.  When the pipeline is placed in service it should provide producers on the island greater access to higher priced industrial markets.

We have not entered into any binding agreements to access this pipeline.  Our understanding is that access to the pipeline and delivery capacity will be negotiated sometime in the future.

Oil and Gas Reserves, page 58

9.  Please provide us a copy of your 2008 reserve report.  Please include at least the one line summaries for all entities.  For your five largest properties on a present-value basis please include the complete annual cash flow statements.  You may e-mail the report to the following address:  murphyja@sec.gov.

Response:

We are furnishing our reserve reports in a separate communication to the attention of Mr. James Murphy as requested pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, with the understanding that they will be returned to us.

Standardized Measure of Discounted Future Net Cash Flows, page 60

10.  As proved undeveloped reserves represent approximately 34% of your total consolidated reserves it appears the future capital costs to develop these reserves are a significant portion of your future production and development costs.  Therefore, as required by paragraph 30b of SFAS 69, please revise your disclosure to present these costs separately from the future production costs.  Please continue to report these costs separately as long as your future development costs are a significant portion of your total future costs.

Response:

Our future development costs associated with undeveloped proved reserves in the standardized measure of discounted cash flows for our consolidated interests are approximately one third of our total future production and development costs.  In future annual reports on Form 10-K we propose to report development costs separately as long as they are a significant portion of our total future costs.

11.  You state that values for natural gas consumed in operations are included in both revenues for future cash inflows and as gas consumption expense in future production and development costs.  We believe it is incorrect to attribute future revenues to these volumes that are consumed in operations as you receive no actual revenues for the production and consumption of these volumes of natural gas.  In addition, since you are not actually purchasing these volumes consumed as fuel it is also incorrect to attribute a purchase cost to these volumes.  Therefore, please revise your disclosure accordingly.

Response:

In the SEC’s review of Apco’s annual report on Form 10-K for the fiscal Year ended December 31, 2004, the SEC commented on the manner in which we reported natural gas consumed in operations as revenues in Future net cash inflows and also as an expenditure in Future production and development costs. Please note in the 4th paragraph of Apco’s response to comment #3 of the SEC’s comment letter dated August 23, 2005 in which we explained the following:

“The Company’s reported gas reserves from estimated future fuel usage do not impact the value reported in its standardized measure because the estimate of future gas consumption is treated as an operating expense that offsets future gas sales.  In our calculations, gas consumption expense is valued at a purchase price equivalent to the sale price assumed for estimated future gas reserves sold.”

Please also note that in the SEC’s comment letter dated October 12, 2005, Comment #2 asked the following question in response to the above response:

“We note your response to the prior engineering comment. Please expand your disclosure to clearly state the portion of your oil and gas reserves that you plan to use to fuel your operations and will not result in the sale to a third party. Additionally, please expand your Standardized Measure of Discounted Future Net Cash Flows disclosure to disclose the amount reported as future net revenues.”

Finally, please note the following extract from the 2nd paragraph of Apco’s response to comment #2 above wherein we proposed the following change to our disclosure.  “Furthermore, in the Standardized Measure of Discounted Future Net Cash Flows, we propose to disclose the value of gas consumed for field operations included as future revenue in the line item “Future cash inflows” and included as gas consumption expense in the line item “Future production and development costs” by adding note (6).”  The SEC letter dated November 23, 2005 closed its review of our 2004 annual report on Form 10-K with no further comment.

As discussed in Footnote 6 under the Standardized Measure table on page 63 of the 2008 annual report on Form 10-K:

“Values for natural gas consumed in field operations are included both as revenues in future cash inflows and as gas consumption expense in future production and development costs. For the years 2006, 2007 and 2008, the amounts attributable to gas consumption values included in Consolidated Interests are $26 million, $22 million and $27 million, respectively, and in Equity Interest are $26 million, $21 million and $24 million, respectively.”

In light of the above exchanges and the additional information provided to the reader in Footnote 6, we believe the disclosure in Apco’s 2008 annual report on Form 10-K was appropriate.  As a result we propose to not revise this disclosure in our 2008 annual report on Form 10-K.

In conclusion, we propose to make any additional disclosures outlined in certain of our responses to the preceding eleven comments above beginning with the Company’s 2009 annual report on Form 10-K.

End of Response

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please contact me at (918) 573-1616 or by fax (918) 573-5630.

Sincerely,

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer